Exhibit 99.1

Report of Independent Auditors

The Board of Directors and Members

HA EnergySource Holdings LLC

We have audited the accompanying balance sheets of HA EnergySource Holdings LLC (the Company) as of September 30, 2012 and 2011, and the related statements of operations, comprehensive loss, changes in members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA EnergySource Holdings LLC at September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

January 25, 2013

HA EnergySource Holdings LLC

Balance Sheets

	September 30, 2012	September 30, 2011
Assets
Equity method investment in affiliate	$845,851	$18,614,916

Total Assets	$845,851	$18,614,916

Liabilities and members’ equity
Liabilities:	$—	$—

Members’ equity:
Membership Interests	(1,035,984)	14,327,271
Retained earnings	1,881,835	4,287,645

Total members’ equity	845,851	18,614,916

Total liabilities and members’ equity	$845,851	$18,614,916

See accompanying notes.

HA EnergySource Holdings LLC

Statement of Operations

	Year Ended September 30,
	2012	2011
Revenue:
Fee income	$4,406,664	$—

Total Revenue, net of investment interest expense	4,406,664	—

Loss from equity method investment in affiliate	(6,812,474)	(5,343,534)

Net Loss	$(2,405,810)	$(5,343,534)

See accompanying notes.

HA EnergySource Holdings LLC

Statements of Comprehensive Loss

	Year Ended September 30,
	2012	2011
Net loss	$(2,405,810)	$(5,343,534)

Comprehensive loss	$(2,405,810)	$(5,343,534)

See accompanying notes.

HA EnergySource Holdings LLC

Statement of Changes in Members’ Equity

	Membership Interest	Retained Earnings	Total
Balance, September 30, 2010	$9,207,551	$9,631,179	$18,838,730
Capital Contributions	5,119,720	—	5,119,720
Net loss for the year ended September 30, 2011	—	(5,343,534)	(5,343,534)

Balance, September 30, 2011	14,327,271	4,287,645	18,614,916
Capital Contributions	3,337,274	—	3,337,274
Distributions	(14,293,865)	—	(14,293,865)
Redemption of Class B and Class C Units	(4,406,664)	—	(4,406,664)
Net loss for the year ended September 30, 2012	—	(2,405,810)	(2,405,810)

Balance, September 30, 2012	$(1,035,984)	$1,881,835	$845,851

HA EnergySource Holdings LLC

Statements of Cash Flows

	Year Ended September 30,
	2012	2011
Cash flows from operating activities
Net loss	$(2,405,810)	$(5,343,534)
Adjustments to reconcile net loss to net cash provided by operating activities:
Undistributed loss from equity method investment in affiliate	6,812,474	5,343,534

Net cash provided by operating activities	4,406,664	—

Cash flows from investing activities
Investment in equity method affiliate	(3,337,274)	(5,119,720)
Distributions from equity method affiliate	14,293,865	—

Net cash provided by (used in) investing activities	10,956,591	(5,119,720)

Cash flows from financing activities
Redemption of Class B and C Units	(4,406,664)	—
Distributions	(14,293,865)	—
Investment in equity method affiliate	3,337,274	5,119,720

Net cash (used in) provided by financing activities	(15,363,255)	5,119,720

(Decrease) increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

See accompanying notes.

HA EnergySource Holdings LLC

Notes to Financial Statements

September 30, 2012

1. The Company

HA EnergySource Holdings LLC (the Company) is a holding company that is involved with a geothermal project in California. The Company’s only asset is an equity interest in EnergySource LLC (EnergySource), and EnergySource’s primary asset is an equity interest in Hudson Ranch Power I, LLC (Hudson Ranch).

The Company was incorporated in Maryland in January 2006 under the name of USG Power Partners LLC. It was renamed in November 2008 as EnergySource LLC and renamed in 2010 as HA EnergySource Holdings LLC when the name EnergySource was given to its affiliate.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of the Company and reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position, results of operations, comprehensive loss and cash flows for the periods presented. The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Membership Interests

Through August 2012, the membership interests of the Company were represented by Class A, Class B and Class C units. Hannon Armstrong Capital LLC (Hannon Armstrong Capital) owns 50 Class A units, Hannon Armstrong & Company owns 32.5 Class B units, Jeffrey Eckel owns 17.5 Class B units and MissionPoint HA Parallel Fund, L.P. owns 50 Class C units. In August 2012, the Company redeemed the Class B and Class C units.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Equity Method Investment in Affiliate

The Company has determined it is not the primary beneficiary of EnergySource or Hudson Ranch and EnergySource is not the primary beneficiary of Hudson Ranch. Based on its assessment of EnergySource and Hudson Ranch, the Company determined that while these entities are variable interest entities under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, Consolidation, the Company is not the primary beneficiary of these entities as the Company does not have the power to direct the most important decision-making related to the most significant activities of EnergySource or Hudson Ranch. Similarly, EnergySource is not the primary beneficiary of Hudson Ranch. Therefore, the Company does not consolidate EnergySource or Hudson Ranch.

HA EnergySource Holdings LLC

Notes to Financial Statements (continued)

September 30, 2012

In September 2012, Hudson Ranch raised equity from an unrelated third-party investor, and EnergySource received a cash distribution from Hudson Ranch. EnergySource made a distribution to the Company for its share of the distribution it received from Hudson Ranch, as described in Note 5.

The Company accounts for equity investments in entities using the equity method of accounting when the Company has the ability to exercise influence over operating and financial policies of the investee. Accordingly, the Company accounts for its investment in EnergySource under the equity method, and EnergySource accounts for its investment in Hudson Ranch under the equity method.

Under the equity method of accounting, the carrying value of the Company’s equity method investments is determined based on amounts invested by the Company, adjusted for the equity in earnings or losses of investee allocated based on the partnership agreement, less distributions received. Because the partnership agreements contain preferences with regard to cash flows from operations, capital events and/or liquidation, the Company reflects its share of profits and losses by determining the difference between the Company’s “claim on the investee’s book value” at the end and the beginning of the period. This claim is calculated as the amount the Company would receive (or be obligated to pay) if the investee were to liquidate all of its assets at recorded amounts determined in accordance with GAAP and distribute the resulting cash to creditors and investors in accordance with their respective priorities. This method is commonly referred to as the hypothetical liquidation at book value method.

For the years ended September 30, 2012 and 2011, the Company has recognized its share in the loss from equity method investment in affiliate of $(6,812,474) and $(5,343,534), respectively, in the statements of operations. See Note 5 for information related to several transactions impacting all these entities. The Company’s investment in EnergySource is $845,851 as of September 30, 2012 and $18,614,916 as of September 30, 2011. The Company’s maximum exposure to loss is equivalent to its investment balance at September 30, 2012 of $845,851.

The Company evaluates the realization of its investment accounted for using the equity method if circumstances indicate that its investment is other than temporarily impaired. Other-than-temporary impairment occurs when the estimated fair value of an investment is below the carrying value and the difference is determined to not be recoverable. This evaluation requires significant judgment regarding, but not limited to, the severity and duration of the impairment; the ability and intent to hold the securities until recovery; financial condition, liquidity, and near-term prospects of the issuer; specific events; and other factors. Based on an evaluation of its existing equity method investments, the Company determined that no impairment has occurred for the years ended September 30, 2012 and 2011.

Income Taxes

The Company is taxed as a partnership under the Internal Revenue Code. No provision for federal or state income taxes has been made in the accompanying financial statements, since the Company’s profits and losses are reported on the members’ tax returns. The Company has no uncertain tax positions as of September 30, 2012 and 2011.

HA EnergySource Holdings LLC

Notes to Financial Statements (continued)

September 30, 2012

Recent Accounting Pronouncements

On October 1, 2010, the Company adopted FASB Accounting Standards Update (ASU) 2009-17, Consolidation (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amended the consolidation guidance applicable to variable interest entities. The amendments significantly affected the overall consolidation analysis under ASC 810 and changed the way entities account for special purpose entities as a result of the elimination of the QSPE concept. The adoption did not have a material impact on the Company’s financial statements.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income. This guidance eliminates the option to report other comprehensive income and its components in the statement of changes in equity. An entity may elect to present items of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. Each component of net income and of other comprehensive income needs to be displayed under either alternative. In December 2011, the FASB issued a final standard to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the financial statements. The Company adopted this guidance as of October 1, 2011, and has included separate statements of comprehensive loss in the accompanying financial statements.

Fair Value Measurements

The Company does not have any financial assets and liabilities investments characterized in accordance with the fair value hierarchy established by ASC 820.

3. Litigation

The Company is not currently subject to any legal proceedings that are likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

4. Related-Party Transactions

During the year ended September 30, 2012, the Company earned and was paid a development fee of $4,406,664. This amount was due to the Company upon the achievement during the year of substantial completion of construction of the Hudson Ranch geothermal plant.

HA EnergySource Holdings LLC

Notes to Financial Statements (continued)

September 30, 2012

5. Equity Method Investment in Affiliate

In September 2012, Hudson Ranch and affiliates raised equity financing from a third-party investor. As a result of this equity transaction, the Company’s ultimate share of future distributable cash from Hudson Ranch was reduced from approximately 10% of available distributions to approximately 1% of available distributions until several priority distribution recipients have received minimum required returns on their invested capital, which is not anticipated to occur until approximately 2017. During the year ended September 30, 2012, EnergySource made cash distributions of excess financing proceeds to the Company totaling $12,625,228 and the Company had deemed distributions totaling $1,668,637 that were reinvested as capital contributions to EnergySource. The following is a summary of the financial position of EnergySource as of September 30, 2012 and 2011:

	September 30
	2012	2011
	(Unaudited)
Total assets	$4,295,025	$43,355,011

Members’ capital	$(4,454,111)	$42,449,292

The following is a summary of the operating results of EnergySource for the years ended September 30, 2012 and 2011, accounted for using the equity method:

	Year Ended September 30
	2012	2011
	(Unaudited)
Total revenues	$5,215,029	$1,853,114
Total expenses	21,062,043	13,304,567

Net loss	$(15,847,014)	$(11,451,453)

6. Subsequent Events

In December 2012, the Hannon Armstrong Capital Board of Directors approved, effective December 31, 2012, the distribution of its equity interest in the Company to the shareholders of Hannon Armstrong Capital. As part of the transaction, the Hannon Armstrong Capital Board of Directors approved a $3.4 million capital contribution to the Company to be paid to the Company in 2013. Following the distribution, Hannon Armstrong Capital will no longer have an equity ownership in the Company.

The Company evaluated subsequent events through January 25, 2013, the date the financial statements were available to be issued.